UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-152934

CUSIP NUMBER 656559 BJ9

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended:  July 4, 2009

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nortek, Inc.
Full Name of Registrant

_______________________________________________
Former Name if Applicable

50 Kennedy Plaza
Address of Principal Executive Office (Street and Number)

Providence, Rhode Island 02903-2360
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely finalize its accounting documentation and analysis and prepare its financial statements which are to be included in its Quarterly Report on Form 10-Q for the quarter ended July 4, 2009 (the "Form 10-Q") by the prescribed filing date without unreasonable effort and expense, primarily due to the complexities of an interim goodwill impairment calculation, as required under SFAS No. 142, and the related valuations.  The Registrant currently anticipates filing the Form 10-Q on or before August 24, 2009, although there can be no assurance in this regard.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Edward J. Cooney	(401)	751-1600
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X]                      No [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?       Yes [X]No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated above, in connection with the Registrant's interim goodwill impairment analysis under FASB 142, the Registrant has determined that it will likely be required to record a significant goodwill impairment charge in the quarter ended July 4, 2009.  Due to the complexity of the required FASB 142 calculations to determine such a charge, the Registrant is still in the process of finalizing the appropriate estimated charge to be recorded.

As a result of the impact of the interim goodwill impairment charge and the continuing impact of the worldwide economic downturn on the Registrant's results, the Registrant anticipates a significant decrease in net sales and a significant decrease in operating earnings to an operating loss for the quarter ended July 4, 2009, as compared to the quarter ended June 28, 2008, will be reflected in the consolidated statement of operations to be included in its Form 10-Q.  Reduced levels of home sales and housing starts and other softening in the housing markets in 2009 negatively affected the Registrant’s net sales and operating earnings in 2009.  In addition, uncertainties due to the significant instability in the mortgage markets and the resultant impact on the overall credit market adversely impacted the Registrant’s business.  The Registrant also anticipates reporting a significant decrease in net sales and a significant decrease in operating earnings to an operating loss for the six-month period ended July 4, 2009, as compared to the same period in 2008, for the same reasons.  A reasonable quantitative estimate of the operating loss cannot be made at this time as the Registrant’s financial statements for the quarter ended July 4, 2009 are not yet finalized as stated in Part III above due to the fact that the Registrant is still in the process of determining the final estimated interim goodwill impairment charge to be recorded in the second quarter of 2009.

                     NORTEK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 18, 2009
                          By  /s/ Edward J. Cooney
Name: Title:	Edward J. Cooney Vice President and Treasurer